EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended
	April 1, 2018	March 26, 2017
	(In thousands)
Earnings:
Income before income taxes	$156,221	$150,132
Add: Total fixed charges (see below)	54,694	21,491
Less: Interest capitalized	1,133	1,824
Total earnings	$209,782	$169,799

Fixed charges:
Interest(a)	$49,168	$17,289
Portion of noncancelable lease expense representative of interest factor(b)	5,526	4,202
Total fixed charges	$54,694	$21,491

Ratio of earnings to fixed charges	3.84	7.90

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.